SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9F

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND 14e-2( c)
THEREUNDER
__________

Animas Resources Ltd.
(Name of Subject Company)

British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Animas Resources Ltd.
(Name of Persons Filing Statement)

Common Shares, no par value*
(Title of Class of Securities)

035265 10 7
(CUSIP Number of Class of Securities)

Winnie Wong
Chief Financial Officer
Animas Resources Ltd.
410 - 325 Howe Street

Vancouver, British Columbia

V6C 1Z7
Canada
(604) 687-6197
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Gunasekera
McCullough O’Connor Irwin LLP
2600 Oceanic Plaza

1066 West Hastings Street
Vancouver, British Columbia V6E 3X1
Canada
(604) 687-7077

* Includes any limited duration right to purchase a specified number of Common Shares calculated in accordance with the terms of the Shareholders Rights Plan of Animas Resources Ltd.

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Directors’ Circular, dated January 23, 2014, of Animas Resources Ltd. (the “Circular”)

Item 2. Informational Legends

See “Notice to Shareholders in the United States” on the cover page of the Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the GoGold Offer (as herein defined) described in this Directors’ Circular (as herein defined), you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

DIRECTORS’ CIRCULAR

RECOMMENDING
ACCEPTANCE
OF THE OFFER BY
GOGOLD RESOURCES INC.
TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES AND WARRANTS OF
ANIMAS RESOURCES LTD.
FOR

$0.07 IN CASH AND 0.0851 OF A GOGOLD SHARE (AS DEFINED HEREIN)
PER COMMON SHARE OF ANIMAS
(FOR A DEEMED OFFER PRICE OF $0.15 FOR EACH COMMON SHARE)

AND

ONE GOGOLD SHARE FOR EACH $0.94 OF CUMULATIVE IN-THE-MONEY VALUE OF ANIMAS WARRANTS

THE BOARD OF DIRECTORS OF ANIMAS UNANIMOUSLY RECOMMENDS THAT SECURITYHOLDERS ACCEPT THE OFFER
AND DEPOSIT THEIR COMMON SHARES AND ANIMAS WARRANTS TO THE OFFER.

JANUARY 23, 2014

The Offer Price has been calculated based on GoGold’s closing share price on the Toronto Stock Exchange on December 27, 2013, which was the last trading day prior to GoGold’s announcement of its intention to the make the Offer herein.

Notice to Securityholders in the United States

This GoGold Offer (as defined herein) is made for the securities of a Canadian issuer and while the GoGold Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with International Financial Reporting Standards and are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements of United States companies. The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that Animas Resources Ltd. is located in Canada, and that some or all of its officers and directors are residents of a foreign country.

FORWARD-LOOKING STATEMENTS

This Directors’ Circular issued by the board of directors of Animas Resources Ltd. (“Animas” or the “Company”) contains forward looking statements and information under Canadian securities laws. All information, other than statements of historical fact, contained in this Directors’ Circular is forward-looking information.  Forward-looking information relates to future events or future performance. You can identify many of these statements by looking for words such as “believe,” “expects,” “will,” “intends,” “projects,” “anticipates,” “estimates,” “continues” or similar words or the negative thereof.  This forward-looking information is based on the reasonable expectations and beliefs of management as at the date of this Directors’ Circular and includes statements with respect to the consequences of the GoGold Offer (as herein defined) and the Board’s beliefs regarding the value of the Animas’ shares, changes in market conditions, changes or disruptions in the securities markets, price volatility of the Company’s securities, the availability of alternative transactions (including the Marlin Offer, as hereinafter defined) or the terms and conditions of any alternative transactions not being acceptable, the need for additional capital and the Company’s ability to raise additional funds, conclusions of economic evaluations, as well as those factors disclosed in the Company’s documents filed from time to time with the securities regulators in the provinces of Canada.  Forward-looking information is based upon assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant.

We cannot assure you that we will achieve the plans, intentions or expectations disclosed in the Company’s forward-looking statements and information. The forward-looking statements and information are subject to risks and uncertainties, including those discussed elsewhere in this Directors’ Circular.  Although we believe that the expectations represented in such forward-looking statements and information are reasonable, no assurance can be given that these expectations will prove to be correct.  Some of the risks which could affect the forward-looking statements and information contained in this Directors’ Circular and which could cause future results to differ materially from those expressed in the forward-looking statements include:  the conditions to any alternative offer including the Marlin Offer, as defined herein, not being satisfied; the risk of new and changing regulation; costs or difficulties related to obtaining required regulatory approvals to complete the Marlin Offer or the GoGold Offer; or the uncertainty inherent in attracting capital.

These forward-looking statements and information are expressly qualified in their entirety by this cautionary statement. The forward-looking statements and information included in this Directors’ Circular are made as of the date of this Directors’ Circular and Animas undertakes no obligation to publicly update such forward-looking statements and information to reflect new information, subsequent events or otherwise other than as required by law.  You should not place undue reliance on forward-looking statements and information.

CURRENCY

All dollar references in this Directors' Circular are in Canadian dollars, unless otherwise indicated.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Animas is a reporting issuer or equivalent in the provinces of British Columbia and Alberta and files its continuous disclosure documents and other documents with the Canadian securities regulatory authorities in each of those provinces. Continuous disclosure documents are available at www.sedar.com under Animas’ company profile.  Animas’ common shares are also registered as a class under section 12(g) of the U.S. Securities Exchange Act of 1934, as amended, and, accordingly, Animas is also subject to the reporting requirements of section 13(a) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Animas files reports with the United States Securities and Exchange Commission which can be accessed at www.sec.gov.

III

NOTICE TO U.S. READERS CONCERNING MINERAL RESOURCE ESTIMATES

Information in this Directors’ Circular and disclosure documents of Animas (the “Animas Disclosure Materials”) that are filed with Canadian securities regulatory authorities concerning mineral properties has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Under the standards of the United States Securities and Exchange Commission (“SEC”), mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “reserve”.  In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in the Animas Disclosure Materials are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them.  U.S. shareholders are cautioned that, except for that portion of the mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value.  Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined.  Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Therefore, United States shareholders are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category.  Likewise, United States shareholders are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations, but the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. Accordingly, information contained in the Animas Disclosure Materials regarding Animas’s mineral deposits may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

NO PERSONAL LIABILITY

The statements made in this Directors’ Circular are, to the extent they are the responsibility of the board of directors of Animas (“Board of Directors” or “Board”), the responsibility of the Board of Directors in their capacity as directors of Animas and not in their personal capacity, and, except as expressly otherwise required by law, in no event shall the directors be personally liable for any statements contained herein nor shall resort be had to, or redress, recourse or satisfaction from, the private and/or personal property of the directors.

IV

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	III
CURRENCY	III
AVAILABILITY OF DISCLOSURE DOCUMENTS	III
NOTICE TO U.S. READERS CONCERNING MINERAL RESOURCE ESTIMATES	IV
NO PERSONAL LIABILITY	IV
DIRECTORS' CIRCULAR	1
BACKGROUND TO THE OFFER	1
RECOMMENDATION OF THE BOARD OF DIRECTORS	4
REASONS FOR RECOMMENDING THE ACCEPTANCE OF THE OFFER	4
SHARE CAPITAL OF ANIMAS	5
BOARD OF DIRECTORS OF ANIMAS	5
OWNERSHIP OF SECURITIES BY DIRECTORS AND OFFICERS OF ANIMAS	6
OWNERSHIP OF SECURITIES BY ASSOCIATES AND AFFILIATES OF AN INSIDER OF ANIMAS	7
PRINCIPAL HOLDERS OF SECURITIES OF ANIMAS	7
INTENTION WITH RESPECT TO THE GOGOLD OFFER	7
TRADING IN SECURITIES OF ANIMAS	7
ISSUANCES OF SECURITIES OF ANIMAS	8
OWNERSHIP OF SECURITIES OF THE OFFEROR	8
RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS AND OFFICERS OF ANIMAS	8
ARRANGEMENTS BETWEEN ANIMAS AND ITS DIRECTORS AND OFFICERS	8
ARRANGEMENTS WITH SECURITYHOLDERS OF ANIMAS	9
INTEREST OF DIRECTORS AND OFFICERS IN MATERIAL TRANSACTIONS WITH THE OFFEROR	9
MATERIAL CHANGES IN THE AFFAIRS OF ANIMAS	9
OTHER TRANSACTIONS	9
OTHER MATERIAL INFORMATION	9
STATUTORY RIGHTS	9
APPROVAL OF DIRECTORS' CIRCULAR	10
CERTIFICATE	C

DIRECTORS’ CIRCULAR

This directors' circular (the “Directors’ Circular”) is issued by the Board of Directors in response to the offer (the “GoGold Offer”) made by GoGold Resources Inc. (the “Offeror” or “GoGold”) to the shareholders to purchase all of the issued and outstanding common shares (“Common Shares”), at a price of $0.07 in cash and 0.0851 of a common share of GoGold (“GoGold Share”) per Common Share (for a deemed offer price of $0.15 for each Common Share) and one GoGold Share for each $0.94 of cumulative in-the-money value of common share purchase warrants of Animas (“Animas Warrants”). The terms and conditions of the GoGold Offer are set out in the circular of the Offeror dated January 23, 2014 (the “Takeover Circular”).  The GoGold Offer is open for acceptance until 7:00 p.m. Toronto time on February 28, 2014, unless the GoGold Offer is withdrawn, varied or extended.

BACKGROUND TO THE OFFER

On November 12, 2013, Animas entered into an initial letter of intent (the “Letter of Intent”) with GoGold Resources Inc. (“GoGold”) regarding the sale of the Santa Gertrudis Gold Project (the “Santa Gertrudis Project”). The Letter of Intent allowed GoGold to acquire 100% of Animas’ subsidiaries (the “GoGold Transaction”) which hold the titles to the Santa Gertrudis Project and, in return, GoGold will pay Animas:

•

$3,000,000 in cash over three years from the date of closing of the transaction,

•

a 3% net smelter returns royalty for gold and silver and a 2% net smelter royalty for all other metals in the Santa Gertrudis Project (the “NSR”).  The NSR will be calculated and paid before any tax, VAT or withholding tax; and,

•

starting January 1, 2017, a minimum advance royalty (the “Advance Royalty”) of $250,000 for a period of four years in the event that the mine is not in production. The advance royalty payments will be credited against any payments of the NSR.

The Letter of Intent was subject to several conditions being met, including the signing of a definitive agreement, and TSX Venture Exchange (the “Exchange”) and shareholder approval.

On November 28, 2013, Marlin Gold Mining Limited (“Marlin”) made a proposal (the “Marlin Acquisition Proposal”) to Animas that included terms equivalent to the NSR and the Advance Royalty but for a payment of $5,000,000 payable in cash on closing of the acquisition. On December 3, 2013 Animas contacted Marlin twice to discuss details about the Marlin Acquisition Proposal and their bid for the Santa Gertrudis Project with Marlin, including asking about Marlin, their ability to make the payment offered, and Marlin’s ability to put a mine into production in Mexico. Animas also asked Marlin if they were aware of the details of the history with the Ejido because Marlin had not visited the project, and asked Marlin if they were willing to make certain property payments due in January, 2014, and also asked Marlin to remove their requirement for further due diligence. Despite these negotiations, Marlin did not alter their proposal, nor did they confirm their willingness to make the property payment due in January 2014.

During the period from November 28, 2013 to December 4, 2013, Animas also worked to perform some due diligence on Marlin by contacting parties that had worked with the Marlin Directors and Management group before, and to understand the history of Marlin, its financial situation, and the abilities of its management team to put mines into production because the value of the net smelter royalty depended on having a good operator.

Following discussions between November 29, 2013 and December 4, 2013, the Offeror and Animas, together with their legal advisors, negotiated a definitive agreement (the “GoGold Agreement”) that set out the terms of a revised proposal by GoGold, in accordance with the right to match provisions set out in the letter of intent and, consequently on December 4, 2013, GoGold and Animas entered into the GoGold Agreement in respect of the sale of the Santa Gertrudis Gold Project to GoGold (the “GoGold Transaction”). In connection with the GoGold Transaction, GoGold agreed to waive the requirement for further due diligence as requested by the Animas Board and to provide a deposit of $250,000 upon signing of the GoGold Agreement. The payment terms of the GoGold Transaction were set out in the GoGold Agreement as follows:

•

$250,000 payable as a deposit upon signing the GoGold Agreement;

•

$4,750,000 payable in cash on closing of the acquisition;

•

a 3% net smelter returns royalty for gold and silver and a 2% net smelter returns royalty for all other metals on the Santa Gertrudis Gold Project, calculated and paid before any tax, VAT or withholding tax. GoGold would have the right to purchase one-third of the net smelter return royalty at any time for $5,000,000; and

•

starting January 1, 2017, a minimum advance royalty of $250,000 annually for a period of 4 years in the event the mine is not in production. These advance royalty payments would be credited against any payments of the net smelter return royalty.

On December 7, 2013, Animas received an email from a Board member of Marlin stating that this Board member represented ownership of 80% of the shareholders of Marlin and that he planned to recommend to the Board of Marlin to make a proposal directly to Animas’ shareholders because he believed that Marlin had been unable to engage in meaningful negotiations with Animas. He also stated that he would be in contact during the following week, but no further communications were received.

As the GoGold Transaction was subject to shareholder approval, on December 9, 2013, Animas scheduled a special meeting for February 7, 2014 to seek Shareholder approval of the GoGold Transaction.

Concurrently on December 9, 2013, Marlin announced its intention to make an offer to acquire all of the outstanding common shares of Animas at a price of $0.10 in cash for each Animas common share validly tendered to Marlin (the “Marlin Offer”).  On December 23, 2013, Marlin mailed a takeover bid circular to shareholders.  The Marlin Offer was subject to certain conditions including a minimum tender threshold of 66 2/3%, receipt of all required regulatory approvals and third ‐ party consents, the absence of any material adverse change in Animas, the absence of certain prohibited activities on the part of Animas (including share issuances, material debt issuances, acquisitions and dispositions, including, but not limited to, the GoGold Transaction) until the expiry of the Marlin Offer, no untrue statements or omissions in Animas' public disclosure and Animas' shareholder rights plan being waived, invalidated or cease traded.

Animas was advised that at some point prior to December 24, 2013 the largest shareholder of Animas contacted both Marlin and GoGold and these groups were asked to make their best and final offer to purchase his Animas shares (and potentially shares held by other significant shareholders of Animas) in return for the shareholders entering into lock up agreements with the company making the best offer. The Board of Animas was informed of the situation and asked for trading in the Common Shares of Animas to be halted on the evening of December 26, 2013.

On December 24, 2013, the Board of the Company formed a special committee (the “Special Committee”) to consider the Marlin Offer and any other offers that may arise in connection thereto.

On December 28, 2013, the Board of Directors met with legal counsel present and considered the Marlin Offer and the proposed GoGold Offer and determined that the GoGold Offer is likely to, if consummated in accordance with its terms, result in a transaction which is more favorable to shareholders than the Marlin Offer.   At this meeting, which included the members of the Special Committee, the Special Committee determined that it was not necessary to meet independent of the Board to consider the Marlin Offer and the proposed GoGold Offer. The Board also determined that the GoGold Offer was significantly and clearly superior to the Marlin Offer and it was determined that a financial advisor was not required. As a result, Animas issued a press release on December 30, 2013 recommending that all shareholders reject the Marlin Offer as it was deemed to be inferior to the GoGold Offer and waived the application of the Company’s shareholder rights plan dated as of June 3, 2011 in connection with the Marlin Offer and the proposed GoGold Offer.

On December 30, 2013, in response to the Marlin Offer, GoGold publicly announced the intention to conduct the GoGold Offer.   In connection with the GoGold Offer, GoGold has entered into lock-up agreements (“GoGold Lock Up Agreements”) with certain shareholders (the “Locked Up Shareholders”) currently owning, in aggregate, 45,625,330 shares or approximately 63.7% of the issued and outstanding shares of the Company (approximately 66.9% fully diluted), pursuant to which such shareholders have agreed to tender their common shares to the GoGold Offer.  Under the Lock-Up Agreements, the Locked-Up Shareholders are precluded from tendering or voting any of their Animas common shares in favour of any other acquisition proposal relating to Animas and in certain circumstances are required to vote against other acquisition proposals or actions which might prevent, delay or interfere with the GoGold Offer.  In connection with the execution of the Lock-Up Agreements, GoGold deposited $1,000,000 in escrow with an escrow agent pursuant to the terms of an escrow agreement (the “Escrow Agreement”). Under the terms of the Escrow Agreement, the escrow agent will pay to Animas $1,000,000 if GoGold does not mail the take-over bid circular and related documents by January 28, 2014 (subject to extension in certain limited circumstances) or if GoGold does not take-up and pay for the securities of Animas deposited under the GoGold Offer by April 30, 2014, in each case provided that the Locked-Up Shareholders are at all times in compliance with their obligations under the Lock-Up Agreements and the Animas board of directors have unanimously recommended that Animas shareholders accept the GoGold offer and such recommendation shall not have been withdrawn, changed, modified or qualified in a manner adverse to GoGold.

On January 3, 2014, the Board of Directors approved a directors’ circular in regards to the Marlin Offer and authorized its mailing to shareholders.  On January 7, 2014, the Animas Board mailed its directors’ circular to the security holders as required by applicable security laws in response to the Marlin Offer.  In that circular, the Animas Board reconfirmed its recommendation to securityholders to not tender their Common Shares to the Marlin Offer.

On January 21, 2014, the board of directors of the Company approved a directors circular in regards to the GoGold Offer confirming its recommendation to securityholders to tender their Common Shares and Animas Warrants to the GoGold Offer and authorized its mailing to the securityholders.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors, upon consultation with its legal advisors, has unanimously determined that the GoGold Offer is fair to the holders of Common Shares and Animas Warrants (collectively, the “Securityholders”) and is in the best interests of Animas and the Securityholders and has unanimously recommended that Securityholders ACCEPT the GoGold Offer and DEPOSIT their Common Shares and Animas Warrants to the GoGold Offer. See “Reasons for Recommending the Acceptance of the GoGold Offer”.

Securityholders should consider the GoGold Offer carefully and come to their own conclusion as to whether to accept or reject the GoGold Offer. Securityholders who are in doubt as to how to respond to the GoGold Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Securityholders are advised that acceptance of the GoGold Offer may have tax consequences. The Takeover Circular contains a discussion of the principal Canadian federal tax considerations generally applicable to Securityholders. Securityholders are urged to read the Takeover Circular and to consult their own professional tax advisors for advice with respect to potential tax consequences to them in connection with the decision to accept or not accept the GoGold Offer, as the case may be.

REASONS FOR RECOMMENDING THE ACCEPTANCE OF THE OFFER

The Board of Directors, upon consultation with its legal advisors, has unanimously determined that the GoGold Offer is fair to the Securityholders and is in the best interests of Animas and Securityholders. In reaching this conclusion, as well as its decision to recommend that Securityholders accept the GoGold Offer, the Board considered a number of factors, including the following:

•

The deemed offer price under the GoGold Offer represents a premium of approximately:

o

275% of the closing price of the Common Shares on the Exchange on December 6, 2013 and 289% over the 20-day volume weighted average closing price of the common shares as at December 6, 2013;

o

50% over the consideration offered under the Marlin Offer; and

o

88% over the closing price of the Common Shares on the Exchange on December 27, 2013 and 138% over the 20-day volume weighted closing price of the Common Shares as at December 27, 2013

The offer price has been calculated based on GoGold’s closing price on the Toronto Stock Exchange on December 27, 2013, which was the last trading day prior to GoGold’s announcement of its intention to make the Offer.

•

The Board has been advised that Locked-Up Shareholders, collectively owning 45,625,330 shares or 63.7% of the Company’s issued and outstanding common shares as of the date of this Directors’ Circular (approximately 66.9% on a fully-diluted basis), have agreed to tender their common shares to the GoGold Offer.  Under the Lock-Up Agreements, the Locked-Up Shareholders are precluded from tendering or voting any of their Animas common shares in favour of any other acquisition proposal relating to Animas and in certain circumstances are required to vote against other acquisition proposals or actions which might prevent, delay or interfere with the GoGold Offer.  As the Marlin Offer is subject to certain conditions including a minimum tender threshold of 66 2/3%, the Marlin Offer will not be successful even if all of the issued and outstanding shares not held by the Locked-Up Shareholders are tendered to the Marlin Offer.

•

As Securityholders will receive GoGold Shares under the GoGold Offer, they will directly and indirectly benefit from ongoing participation in the exploration and development of the Santa Gertrudis Gold Project.

•

The purchase price offered for the Common Shares will be paid in cash and GoGold Shares providing Securityholders with enhanced liquidity at a significant premium to unaffected trading prices, as well as the opportunity to sell Common Shares free of broker commissions and fees.

•

As Securityholders will receive GoGold Shares under the GoGold Offer, they will directly and indirectly benefit from an opportunity to participate in the upside of GoGold’s Parral Tailings Project, which is expected to start production in 2014.

•

As Securityholders will receive GoGold Shares under the GoGold Offer, they will directly and indirectly benefit from GoGold’s approach to project development.  Animas believes that GoGold’s management team includes persons with a strong track record and proven experience in project development in Mexico.

•

As Securityholders will receive GoGold Shares under the GoGold Offer, they will be provided with exposure to a combined entity with a stronger balance sheet with enhanced flexibility to support growth strategies, when necessary.

SHARE CAPITAL OF ANIMAS

The authorized share capital of Animas consists of an unlimited number of Common Shares. As of the date of this Directors’ Circular, 71,630,884 Common Shares were issued and outstanding.

As of this Directors’ Circular, Animas also has 12,500,000 warrants exercisable at $0.10 until May 10, 2016 outstanding, as well as 1,635,000 stock purchase options exercisable at prices between $0.10 and $1.16 and with expiry dates ranging from June 9, 2014 to November 8, 2017.

The Company has also reserved 2 million common shares (“Bonus Shares”) for future issuance as a performance bonus pool contingent upon the earlier of (a) the completion of an independent NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million common shares of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the date on which the Santa Gertrudis Property is sold by the Company to an independent third party.  To the extent that any Bonus Shares have already been issued pursuant to certain conditions in (a) above, any subsequent issuances under (a), (b) or (c) will be for such lesser number of Bonus Shares such that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000.

BOARD OF DIRECTORS OF ANIMAS

The following are the members of the Board of Directors: Mark T. Brown, Hugh Miller, John R. Wilson and Dave C. Beling.

OWNERSHIP OF SECURITIES BY DIRECTORS AND OFFICERS OF ANIMAS

The following table sets out the number, designation and percentage of outstanding securities of Animas beneficially owned, or over which control or direction is exercised by each officer or director.

Name	Position Held	Number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present(1)	% of common shares beneficially owned, directly or indirectly, or controlled or directed at present
MARK T. BROWN British Columbia, Canada President, CEO,& Director	President, Pacific Opportunity Capital Ltd. (“POC”); founder of Rare Element Resources Ltd., director of Big Sky Petroleum Corporation, , Avrupa Minerals Ltd., Estrella Gold Corporation, Almaden Minerals Ltd., Galileo Petroleum Ltd., Strategem Capital Corporation and Sutter Gold Mining Inc.	5,221,808(2)	7.3%
HUGH MILLER Colorado, United States Director	Mining Engineering Professor and Consultant – Mining Engineer.	Nil	Nil
JOHN R. WILSON Minnesota, United States Director	President and Chief Executive Officer of the Company since September 2011; Vice-President of Exploration of the Company from July 2007 to September 2011; Chief Executive Officer and President of Estrella Gold Corporation.	20,000	0.03%
DAVID C. BELING Grand Junction, Colorado Director	President, Chief Executive Officer and director of Bullfrog Gold Corp.; director of NioCorp Developments Ltd.	Nil	Nil
Winnie Wong British Columbia, Canada Chief Financial Officer	Vice-President, Pacific Opportunity Capital Ltd.; CFO and Corporate Secretary of Avrupa Minerals Ltd., Estrella Gold Corporation, Strategem Capital Corporation.	22,500	0.03%

Notes:

(1)

The information as to common shares beneficially owned or controlled has been provided by the directors themselves.

(2)

4,342,808 of these common shares are held by POC, a company controlled by Mark T. Brown and his family and of which Mark T. Brown is the President and a director, 126,000 of these common shares are held by a company 100% owned by Mark Brown and 753,000 of these common shares are held by Mark T. Brown personally.

OWNERSHIP OF SECURITIES BY ASSOCIATES AND AFFILIATES
OF AN INSIDER OF ANIMAS

The following table, after reasonable enquiry, to the knowledge of the directors and officers of Animas, sets out the number, designation and percentage of outstanding securities of Animas beneficially owned, or over which control or direction by each associate or affiliate of an insider of Animas.

Name	Position Held	No. of Common Shares Beneficially Owned or Over Which Control of or Direction is Exercised	Percentage of Outstanding Common Shares
Ernesto Echavarria	Shareholder	22,245,263	31.1%

After reasonable enquiry, to the knowledge of the directors and officers of Animas, no securities of Animas are owned, directed or controlled by: (i) any associate or affiliate of Animas; (ii) any insider of Animas (other than as described above); and (iii) any person or company acting jointly or in concert with Animas.

PRINCIPAL HOLDERS OF SECURITIES OF ANIMAS

Except as described above, to the knowledge of the directors and senior officers of Animas, after reasonable enquiry, as of the date of this Directors’ Circular, no person owned, directly or indirectly, or exercised control or direction over 10% or more of any class of securities of Animas and no person acting jointly or in concert with Animas owned any securities of Animas.

INTENTION WITH RESPECT TO THE GOGOLD OFFER

Each of the Directors and Officers who beneficially own, directly or indirectly, or exercises control or direction over securities of the Company has entered into the Lock-Up Agreements for an aggregate of 5,264,308 shares and has advised the Company that they have a present intention to accept the GoGold Offer.

TRADING IN SECURITIES OF ANIMAS

Except as set out below, none of Animas, any director or officer of Animas nor, to their respective knowledge after reasonable enquiry, any other insider of Animas, any associate or affiliate of an insider of Animas, any affiliate or associate of Animas, or any person or company acting jointly or in concert with Animas has engaged in any transaction in respect of securities of Animas during the six months preceding the date hereof.

Name	Date of Trade	No. of Common Shares Acquired (+) or Sold (–)	Price per Common Share
Mark T. Brown	September 9, 2013	+ 2,000	$0.03

ISSUANCES OF SECURITIES OF ANIMAS

Except as set out below, no Common Shares (or securities convertible into Common Shares) have been issued to the directors or officers or other Insiders of Animas in the two-year period preceding the date of this Directors' Circular.

Name	Nature of Issue	Number of Securities	Issuer/Exercise Price Per Security	Date of Issuance
Mark T. Brown(1)	Private Placement	2,130,000	$0.05	May 10, 2013
Ernesto Echavarria	Private Placement	5,000,000	$0.05	May 10, 2013

Note:

(1)

2,000,000 of these common shares were issued to POC, a company controlled by Mark T. Brown and his family, and of which Mark T. Brown is the President and a director.  The balance of 130,000 common shares are held by Mark T. Brown personally.

OWNERSHIP OF SECURITIES OF THE OFFEROR

None of Animas or the directors or officers of Animas or, to their knowledge after reasonable enquiry, any associate or affiliate of an insider of Animas, any associates or affiliates of Animas, any insider of Animas (other than a director or officer of Animas) or any person or company acting jointly or in concert with Animas, beneficially owns, or exercises control or direction over, any securities of the Offeror.

RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS
AND OFFICERS OF ANIMAS

Aside from the Escrow Agreement and the Lock-Up Agreements, there is no agreement, commitment or understanding made or proposed to be made between the Offeror and any of the directors or officer of Animas, or any payment or other benefit proposed to be made or given, in respect of compensation for loss of office or their remaining in or retiring from office if the GoGold Offer is successful.

None of the directors or officers of Animas is a director or officer of the Offeror or any of its subsidiaries.

ARRANGEMENTS BETWEEN ANIMAS AND ITS DIRECTORS AND OFFICERS

There is no agreement, commitment or understanding made or proposed to be made between Animas and any of the directors or officers of Animas, or any payment or other benefit proposed to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the GoGold Offer is successful.

ARRANGEMENTS WITH SECURITYHOLDERS OF ANIMAS

Except as otherwise described or referred to in the Directors’ Circular, to the knowledge of the Board of Directors, there is no agreement, commitment or understanding made or proposed to be made between the Offeror and a securityholder of Animas relating to the GoGold Offer.

INTEREST OF DIRECTORS AND OFFICERS IN MATERIAL TRANSACTIONS
WITH THE OFFEROR

Other than the Lock-Up Agreements, none of the directors or officers of Animas, or their associates and, to the directors and officers knowledge after reasonable enquiry, any person or company who owns more than 10% of any class of equity securities of Animas as at the date hereof has any interest in any material transaction to which the Offeror is a party.

None of the directors and senior officers of Animas, nor any of their associates, has any interest in any material contract to which the Offeror is a party.

MATERIAL CHANGES IN THE AFFAIRS OF ANIMAS

Other than as described in this Directors’ Circular, the directors and senior officers of Animas are not aware of any information that indicates any material change in the affairs of Animas since October 30, 2013, being the date of the last published interim financial statements of Animas.

OTHER TRANSACTIONS

There is no transaction, Board resolution, agreement in principle or signed contract of Animas, other than as described or referred to in this Directors' Circular, which has occurred in response to the GoGold Offer.  Other than in respect to the Marlin Offer, no negotiations are underway in response to the GoGold Offer which relate to or would result in (a) an extraordinary transaction such as a merger or reorganization involving Animas, (b) the purchase, sale or transfer of a material amount of assets by Animas, (c) a competing take-over bid, (d) an issuer bid for or other acquisition of securities by or of Animas, or (e) any material change in the present capitalization or dividend policy of Animas.

OTHER MATERIAL INFORMATION

Except as otherwise described or referred to this Directors' Circular, or otherwise publicly disclosed, no information is known to the directors or senior officers of Animas that would reasonably be expected to affect the decision of the Securityholders to accept or reject the GoGold Offer.

STATUTORY RIGHTS

Securities legislation in certain provinces or territories of Canada provide Securityholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those Securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF DIRECTORS’ CIRCULAR

The content of this Directors' Circular has been approved and the delivery thereof has been authorized by the Board of Directors.

CERTIFICATE

Dated: January 23, 2014

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors:

“Mark T. Brown”	“John R. Wilson”
(Signed) Mark T. Brown	(Signed) John R. Wilson
Chairman of the Board of Directors	Director

C

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

News release, dated December 30, 2013

News release, dated January 23, 2014

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

Animas Resources Ltd. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

Item 2. Consent to Service of Process

Concurrently with the filing of this Schedule, Animas Resources Ltd. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2014

ANIMAS RESOURCES LTD.

By:	/s/ Winnie Wong
Name:	Winnie Wong
Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

1.1	News release, dated December 30, 2013
1.2	News release, dated January 23, 2014

Exhibit 1.1

Animas Resources Ltd.	TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

December 30, 2013

NR 13 - 13

Animas Responds to GoGold proposal to Acquire Animas

• 58.7% of shareholders agree to support GoGold offer.

• Offer is 50% higher than previous offer.

• Animas recommends to reject Marlin Gold offer.

Animas Resources Ltd. (TSX.V: ANI) (“Animas” or the “Company”) announces that, as previously announced by GoGold Resources Inc. (“GoGold”) in its press release of today’s date, GoGold intends to make an offer to acquire all of the outstanding common shares and warrants of the Company for $0.15 per common share.

Mark T. Brown, CA, Director, President & CEO commented that: “Significant shareholders of Animas have informed the Company that they have entered into agreements to support the offer by GoGold. The Board of Animas has also unanimously agreed to support the GoGold offer and advises shareholders to reject the Marlin Gold offer which was for $0.10 per share as announced on December 23, 2013.”

GoGold’s Proposed Offer

Pursuant to the proposed GoGold offer, Animas shareholders will be entitled to receive $0.07 in cash and 0.0851 of a GoGold common share for each Animas common share validly tendered to the proposed offer. Based on the closing prices of GoGold and the Company on December 24, 2013, the transaction values each Animas Common Share at $0.15 and represents a premium of approximately 87.5% to Animas shareholders. Based on the 20-day volume-weighted average share prices of both companies the premium to Animas shareholders is 142%.  In addition, GoGold intends to acquire all of the Animas warrants. GoGold intends to offer one GoGold common share for each $0.94 of in-the-money value of the Animas warrants, rounded down the nearest whole GoGold Share.

58.7% of Animas Shareholders Sign Lock Up Agreements

In connection with the proposed offer, Animas has been advised that GoGold has entered into “hard” lock-up agreements with certain Animas shareholders owning 42,054,130 Animas common shares, or approximately 58.7% of the Animas issued and outstanding common shares (approximately 60.7% fully diluted), pursuant to which such shareholders have agreed to tender their common shares to the proposed takeover bid by GoGold.

In connection with the proposed offer and the entering into lock-up agreements, GoGold has deposited $1,000,000 in escrow with an escrow agent. Under the terms of the escrow, the escrow agent will pay to the Company $1,000,000 if GoGold does not mail the take-over bid circular and related documents by January 28, 2014 (subject to extension in certain limited circumstances) or if GoGold does not take-up and pay for the securities of Animas deposited under the offer by April 30, 2014, in each case provided that the locked-up shareholders are at all times in compliance with their obligations under the lock-up agreements and the Company’s board of directors have unanimously recommended that Animas shareholders accept the GoGold offer and such recommendation shall not have been withdrawn, changed, modified or qualified in a manner adverse to GoGold.

The Board of Directors of Animas, on a preliminary basis, is unanimously supporting the proposed offer by GoGold and propose that, subject to receipt of the final offer, they will be recommending that all of the shareholders of Animas tender their shares to the proposed offer, once formally made by GoGold.

Animas Board Recommends Shareholders reject Marlin Gold Offer

The Board of Directors is also recommending that all shareholders reject the offer made by Marlin Gold on December 23rd as it is inferior to the proposed offer to be made by GoGold.  The Board of Directors will be preparing and sending to all shareholders a Directors Circular within the time frames prescribed by securities legislation recommending that shareholders reject the Marlin Gold offer.  Shareholders should take no further action with respect to the Marlin offer and should contact the Company if they have taken any action to tender their shares to the Marlin Gold takeover bid.

The Board has also formally waived the application of the Company’s shareholders’ rights plan both in connection with the Marlin Gold offer and for the proposed offer to be made by GoGold.

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “Mark T. Brown”

___________________________________

Mark T. Brown, B. Comm. CA

President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Exhibit 1.2

GoGold and Animas Announce Mailing of GoGold Offer and Take-Over Bid Circular and Animas Directors’ Circular

HALIFAX and VANCOUVER, January 23, 2014 - GoGold Resources Inc. (TSX: GGD) (“GoGold”) and Animas Resources Ltd. (TSXV: ANI) (“Animas”) today announced the mailing to Animas securityholders of GoGold’s take-over bid circular and Animas’ directors’ circular in connection with the take-over bid by GoGold (the “Offer”) for all of Animas’ outstanding common shares (the “Animas Shares”) and share purchase warrants (the “Animas Warrants”).

Animas Board Recommends Securityholders Accept the GoGold Offer

The board of directors of Animas has unanimously recommended that holders of Animas Shares and holders of Animas Warrants (collectively, the “Securityholders”) deposit their Animas Shares and Animas Warrants to the Offer. The board has also recommended that Securityholders reject the unsolicited offer made by Marlin Gold Mining Ltd. (“Marlin”) on December 23, 2013 (the “Marlin Offer”), as it is inferior to the Offer, and shareholders holding approximately 63.7% of the issued and outstanding Animas Shares (approximately 66.9% on a fully-diluted basis) have agreed to deposit or cause to be deposited their Animas Shares to the Offer.

Both the Animas and GoGold board of directors request Securityholders to accept this Offer by completing and duly executing the Letter of Acceptance and Transmittal (printed on BLUE paper) included in the mailing package as soon as possible.

GoGold’s Offer

Pursuant to the Offer, holders of Animas Shares will receive $0.07 in cash and 0.0851 of a common share of GoGold (each a “GoGold Share”) for each Animas Share (for a deemed offer price of $0.15 for each Animas Share based on the closing price of GoGold Shares on December 27, 2013 (the “Offer Price”)), and one GoGold Share for each $0.94 of cumulative in-the-money value of Animas Warrants, calculated using the Offer Price, rounded down to the nearest whole GoGold Share.

The Offer Price represents a premium of approximately:

•

50% over the consideration offered by Marlin, pursuant to the Marlin Offer;

•

275% over the closing price of the Animas Shares on the TSX-V on December 6, 2013 and 289% over the 20-day volume-weighted average closing price of the Animas Shares as at December 6, 2013; and

•

88% over the closing price of the Animas Shares on the TSX-V on December 27, 2013 and 138% over the 20-day volume-weighted average closing price of the Animas Shares as at December 27, 2013.

66.9% of Animas Shareholders Locked-Up

In connection with the Offer, GoGold has entered into “hard” lock-up agreements with certain Animas shareholders owning 45,625,330 Animas Shares, or approximately 63.7% of the Animas Shares (approximately 66.9% fully diluted), pursuant to which such shareholders have agreed to tender their Animas Shares to a takeover bid by GoGold.

Under the lock-up agreements, the locked-up shareholders are precluded from tendering or voting any of their Animas Shares in favour of any other acquisition proposal relating to Animas and in certain circumstances are required to vote against other acquisition proposals or actions which might prevent, delay or interfere with GoGold’s Offer.

Benefits of the Offer:

For Securityholders, in addition to the above-noted significant premiums, the proposed Offer will represent:

•

Ongoing participation in the exploration and development of the Santa Gertrudis Project;

•

Enhanced liquidity for Securityholders in the form of cash and GoGold Shares;

•

An opportunity to participate in the upside of GoGold’s Parral mine, which is expected to start production in 2014;

•

An opportunity to enhance and accelerate development of the Santa Gertrudis Project through a dedicated team with a proven track record in Mexico; and

•

A strengthened balance sheet to support growth strategies.

Important Information for Securityholders

Securityholders who wish to accept the Offer should take two important steps:

(a)

if the Securityholder is a holder of Animas Shares and has deposited such Animas Shares to the Marlin Offer, WITHDRAW such Animas Shares in accordance with the procedures described in the Marlin Offer; and

(b)

ACCEPT the Offer by completing and duly executing the accompanying Letter of Acceptance and Transmittal (printed on BLUE paper) in accordance with the instructions set forth therein and depositing the completed Letter of Acceptance and Transmittal, together with the certificates representing the Animas Shares and/or Animas Warrants being deposited and all other documents required by the Letter of Acceptance and Transmittal, at one of the offices of Computershare Investor Services Inc. specified in the Letter of Acceptance and Transmittal prior to and in any event not later than the Expiry Time.

Alternatively, Securityholders whose Animas Shares and Animas Warrants are registered in the name of CDS may accept the Offer by following the procedures for book-entry transfer of Animas Shares and Animas Warrants set forth under “Manner of Acceptance — Acceptance by Book-Entry Transfer” in Section 3 of the take-over bid circular. Securityholders whose certificates for Animas Shares and Animas Warrants are not immediately available may follow the procedures for guaranteed delivery set forth under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the take-over bid circular, using the accompanying Notice of Guaranteed Delivery (printed on PINK paper).

About the Offer

Full details of the Offer are included in the take-over bid circular mailed today to Animas Securityholders.  The Offer will expire at 7:00 p.m. (Toronto time) on February 28, 2014 (the “Expiry Time”), unless otherwise extended or withdrawn.  The Offer is conditional on, among other things (i) there being validly deposited under the Offer and not withdrawn at the Expiry Time such number of Animas Shares and Animas Warrants that constitutes at least 66⅔% of the issued and outstanding Animas Shares (calculated on a fully-diluted basis) at the Expiry Time, (ii) the shareholder rights plan of Animas being waived, invalidated or cease traded and no shareholder rights plan or similar plan of Animas in force or existence, (iii) none of the lock-up agreements having been terminated in accordance with their terms, (iv) the receipt of all necessary regulatory approvals and third-party consents, (v) that GoGold shall have determined in its reasonable judgment that there shall not have occurred any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, results of operations, cash flows or liability of Animas or its affiliated entities that is or may be materially adverse to Animas or any of its affiliated entities or to the value of the Animas Shares or the Animas Warrants to GoGold, and (vi) there being no untrue statements or omissions in Animas’ public disclosure.  Once the 66⅔% acceptance level is met, GoGold intends, but is not required to, take steps to acquire all of the outstanding Animas Shares and other convertible securities or rights to acquire Animas Shares.

The board of directors of Animas has also formally waived the application of Animas’ shareholders’ rights plan in connection with the GoGold Offer.

GoGold’s special counsel for the offer is Fasken Martineau DuMoulin LLP and its corporate counsel is JESSOMELAW. Animas’ counsel is McCullough O’Connor Irwin LLP.

GoGold is filing with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-80 and a tender offer statement on Schedule 14D-1F in connection with the Offer, which will include the take-over bid circular. Securityholders are urged to read such documents, because they contain important information about the Offer.  Securityholders may obtain a free copy of such documents, when they become available, on SEDAR at www.sedar.com and from the SEC on EDGAR at www.sec.gov.  Copies of the take-over bid circular may be obtained free of charge upon request made to GoGold at Suite 1301, 2000 Barrington Street, Cogswell Tower, Halifax, Nova Scotia, Canada  B3J 3K1, Attn: Executive Vice-President and Chief Administrative Officer.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of GoGold or Animas.

GoGold Forward-Looking Statement

Except for statements of historical fact, this news release contains certain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws including statements regarding the offer and take-over bid circular, terms of the offer, timing of the offer, GoGold’s intention to take steps to acquire the remaining Animas shares and other Animas securities following the take-over, and future plans and objectives of GoGold. Such forward-looking information and forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to vary materially from the anticipated results or events predicted in these forward-looking information or forward-looking statements, including: GoGold’s assessment of the effect of an offer on GoGold, Animas and Animas’ shareholders; the satisfaction of any conditions to an offer; the timing and prospects for shareholder approval; regulatory restrictions; the continuance of GoGold and its subsidiaries as a going concern; general economic and market conditions; mineral prices; the accuracy of mineral resource estimates and the speculative nature of mineral exploration. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking information or forward-looking statements. As a result, readers are cautioned not to place undue reliance on these forward-looking information or forward-looking statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this release. Except as required by applicable law, GoGold disclaims any intention and assumes no obligation to update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise. For additional information with respect to risk factors applicable to GoGold, reference should be made to GoGold’s continuous disclosure materials filed from time to time with securities regulators, including, but not limited to, GoGold’s Annual Information Form.

This release does not constitute an offer to sell or a solicitation of an offer to buy of any of GoGold’s securities in the United States.

Animas Forward-Looking Statement

This press release contains “forward-looking information” which may include, but is not limited to, statements with respect to the Directors’ Circular, plans, projections, estimates and expectations. Such forward-looking statements reflect Animas’ current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com).  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  The factors which could cause actual results or events to differ materially from current expectations include, but are not limited to: actions taken by GoGold; actions taken by Animas’ shareholders in respect of the Offer; the possible effect of the Offer on Animas’ business; and other factors identified and in Animas’ filings with applicable Canadian securities regulatory authorities filed on SEDAR and available at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About GoGold

For further information, contact Terence F. Coughlan, President and CEO,

or

Sean Tufford, Vice President, Corporate Development GoGold Resources Inc.,

T: 902 482-1998

F: 902 442-1898

Email : sean@gogoldresources.com

Or visit : www.gogoldresources.com

About Animas

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.